UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release, dated November 26, 2014, of Seadrill Limited (the "Company") announcing the Company's results for the third quarter ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: December 1, 2014
	By:	/s/ Georgina Sousa Georgina Sousa Secretary

EXHIBIT 99.1

Seadrill Limited (SDRL) - Third quarter 2014 results

Highlights
•	The Seadrill Group* on a consolidated basis reports EBITDA of US$842 million, a year over year increase of 27%
•	Seadrill Limited reports third quarter 2014 EBITDA* of US$635 million
•	Seadrill Limited reports third quarter 2014 net income of US$190 million and earnings per share of US$0.31
•	The Seadrill Group on a consolidated basis maintains orderbacklog of approximately US$20 billion
•	Seadrill Limited is suspending dividend distributions and focusing on debt reduction and value creating opportunities due to significant deterioration in the broader markets
•	Seadrill receives a commitment for a US$1.35 billion credit facility to refinance the credit facilities secured by the West Pegasus, West Gemini, and West Orion.
•	Seadrill sells an additional 28% limited partner interest in Seadrill Operating LP to Seadrill Partners for approximately US$373 million
•	Seadrill secures a contract with ExxonMobil for employment of the West Saturn. The contract is for a firm period of two years plus a one year option and has a total revenue potential for the primary contract term of approximately US$497 million, inclusive of mobilization.
•	Seadrill completes US$1.5 billion ECA facility to finance the West Saturn, West Neptune, and West Jupiter.

Subsequent events
•	Seadrill receives Board authorization to buyback up to 10% of outstanding shares.
•	Seadrill receives confirmation from Petrobras of approval for contract awards on the Libra Field for the West Tellus and West Carina. The contracts are for a firm period of three years each and have a total revenue potential including mobilization of US$1.1 billion.
•	Seadrill receives confirmation from Petrobras of approval for contract extensions for the West Eminence and West Taurus. The contracts are for a firm period of three years each and have a total revenue potential of US$1.1 billion.
•	Seadrill secures a 145 day contract extension with Total for the semi-submersible unit West Eclipse. The total revenue potential for the extension is approximately US$65 million.
•	Seadrill secures a new contract for the jack-up unit West Vigilant. The total revenue potential for the new contract is approximately US$102 million.
•	Seadrill secures a new contract for the jack-up unit West Leda. The total revenue potential for the new contract is approximately US$16 million.
•	Seadrill secures a new contract for the jack-up unit West Telesto. This is in direct continuation from the previous contract in Australia and is for one well.
•	Seadrill sells the ultra-deepwater drillship West Vela to Seadrill Partners for US$900 million on a 100% basis.
•	Seadrill received commitments for a US$750 million credit facility for SeaMex to refinance the West Oberon, West Intrepid, West Defender, West Courageous, and West Titania.
•	Seadrill receives commitments for a US$950 million credit facility for the financing of the West Carina and West Eclipse.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.
* Seadrill Group is defined as all companies currently consolidated into Seadrill Limited plus Seadrill Partners

Financial information

Third quarter 2014 results
Revenues for the third quarter of 2014 were US$1,293 million compared to US$1,222 million in the second quarter of 2014.

Operating profit for the quarter was US$461 million compared to US$476 million in the preceding quarter. The decrease is primarily due to a full quarter of idle time for the West Tellus and downtime on the West Eminence and Sevan Louisiana.

Net financial and other items for the quarter showed a loss of US$232 million compared to a gain of US$71 million in the previous quarter. The loss is primarily related to interest expense, losses on derivative financial instruments and net loss on extinguishment of debt.

Income taxes for the third quarter were US$39 million, an increase of US$145 million from the previous quarter.  The increase is due to the release of a reserve following the resolution of uncertain tax positions during the second quarter.

Net income for the quarter was US$190 million representing basic and diluted earnings per share of $0.31.

Balance sheet
As of September 30, 2014, total assets were US$27,387 million, an increase of US$783 million compared to the previous quarter.

Total current assets increased to US$3,422 million from US$3,185 million over the course of the quarter, primarily driven by an increase in cash and amounts due from related party, offset by a decrease in marketable securities and accounts receivable.

Total non-current assets increased to US$23,965 million from US$23,419 million primarily due to an increase in newbuildings driven by the final yard instalments for the West Jupiter, West Neptune, and West Saturn, offset by a decrease in investment in associated companies following the sale of operating company units to Seadrill Partners.

Total current liabilities decreased to US$3,609 million from US$4,103 million largely due to normal quarterly debt instalments and debt refinancing, offset by the drawdown in credit facilities for the newbuild program.

Long-term external interest bearing debt increased to US$11,422 million from US$10,025 million over the course of the quarter and total net interest bearing debt increased to US$12,640 million from US$12,405 million.  The increase is primarily due to new credit facilities for newbuild deliveries and for refinancing, offset by the conversion of the US$650 million convertible bond.

Total equity increased to US$10,944 million from US$10,747 million as of September 30, 2014, primarily driven by net income for the quarter and the issuance of new shares as a result of the convertible bond conversion, offset by dividends paid.

Cash flow
As of September 30, 2014, cash and cash equivalents were US$638 million, an increase of US$95 million compared to the previous quarter.

Net cash provided by operating activities for the nine month period ended September 30, 2014 was US$1,295 million and net cash provided by investing activities for the same period was US$229 million.  Net cash used in financing activities was US$1,596 million.

Outstanding shares
As of September 30, 2014 common shares outstanding in Seadrill Limited totaled 492,759,938 including our holding of 318,740 treasury shares.  Additionally, we had stock options for 2.3 million shares outstanding under various share incentive programs for management, of which approximately 694,000 are vested and exercisable.  The Company currently holds a TRS agreement with exposure to 4 million shares in Seadrill which matures on December 3, 2014, with a strike price of NOK 233.3833 per share.

Operations
Offshore drilling units
During the third quarter, Seadrill Limited had 17 floaters and 23 jack-up rigs in operation in Northern Europe, US Gulf of Mexico, Mexico, South America, Canada, West Africa, Middle East and Southeast Asia.  Additionally Seadrill manages nine Seadrill Partners rigs comprised of six floaters and three tender rigs.  Seadrill also manages two tender rigs owned by SapuraKencana.

Seadrill Limited floaters (drillships and semi-submersible rigs) achieved an economic utilization rate of 89% in the third quarter compared to 96% in the second quarter.  The economic utilization for the Seadrill Group floaters on a consolidated basis was 89%.  The Board is not satisfied with this utilization level.

Average economic utilization was 96% for our jack-up rigs in the third quarter compared to 93% in the preceding quarter.

The Seadrill group has been through a tremendous growth period over the past years.  A new and uniform fleet plus economies of scale are material factors to controlling cost.  To ensure a continuous focus on cost, in January we introduced a number of cost saving initiatives.  Now, 11 months later we see the benefit of these initiatives.  We have managed to reduce costs in operating expense, personnel cost, G&A and capex, resulting in a total saving of US$220 million.  The cost reduction focus will continue in 2015 with additional initiatives and we believe another US$200 million of savings can be identified.

Newbuilding program

Seadrill currently has 16 rigs under construction comprised of 5 Drillships, 3 Semi-submersibles, and 8 Jack-ups.  During the third quarter we took delivery of the West Saturn, West Neptune and West Jupiter.

Total remaining yard installments for our newbuilds are approximately US$4.7 billion and US$1.2 billion has been paid to the yards in pre-delivery installments.  With 16 newbuilds still to be delivered Seadrill is well positioned for future growth.  However, Seadrill will refrain for the time being from ordering additional rigs until a clearer direction can be seen in the offshore rig market.

Sevan Drilling and Cosco Shipyard have agreed to amend the termination rights of the construction contract and defer the delivery date for the Sevan Developer.  Delivery is deferred for 12 months with mutually agreed options, exercisable at 6 month intervals, to extend the delivery date for up to a total of 36 months from October 15, 2014.  The agreement will terminate at the end of each deferral period, unless the option to extend is mutually agreed by both parties.  If termination should occur, Sevan is entitled to a refund of its installments less any agreed costs.  Cosco will complete construction and maintain the rig at the shipyard in Qidong.  Sevan will continue to market the rig as part of its fleet and delivery will take place only after a drilling contract is in place that is sufficient for secured financing to be obtained.  Payment of the construction liability and other related costs will be deferred until delivery.

As mentioned in our second quarter report, due to the high volume of deliveries taking place during 2014 and bottlenecks with equipment suppliers and subcontractors, it is likely several shipyards will not be able to meet contractual delivery dates.  It appears likely that some of the ultra-deepwater drillships scheduled for delivery in the second half of 2015 will be delayed.

New Contracts and Contract Extensions

During the third quarter of 2014, we have entered into the following contracts and contract extensions:

In May 2014, North Atlantic Drilling ("NADL") announced that it had entered into an Investment and Co-operation Agreement (the "Agreement") with Rosneft.  Pursuant to this Agreement the parties entered into five binding offshore contracts in July and in August NADL agreed to acquire approximately 150 land rigs from Rosneft with five year contracts to Rosneft awarded. The total revenue potential for the five offshore contracts exclusive of mobilization is approximately US$4.1billion.  The executed contracts include five year contracts for the West Navigator, the West Rigel, the West Alpha, two harsh environment jack-up rigs, and a 2.5 year contract for a Gusto class Jack-up rig. These contracts commence in Russian and international waters from 2015 through 2017.  The onshore and offshore contracts can be cancelled by either party before the end of May 2015.

In August, Seadrill, in cooperation with indigenous partner Field Offshore Nigeria Ltd has secured a contract with Esso Exploration and Production Nigeria Limited, an ExxonMobil subsidiary, for employment of the newbuild ultra-deepwater drillship West Saturn, in support of the ERHA North Phase 2 project in Nigeria.  The contract is for a firm period of two years plus a one year option and has a total revenue potential for Seadrill and Field Offshore Nigeria Ltd for the primary contract term of approximately US$497 million, inclusive of mobilization.

Subsequent to the conclusion of the third quarter we entered into the following contracts:

Seadrill receives confirmation from Petrobras of approval for contract awards on the Libra Field for the West Tellus and West Carina.  The contracts are for a firm period of three years each and have a total revenue potential including mobilization of US$1.1 billion.

Seadrill receives confirmation from Petrobras of approval for contract extensions for the West Eminence and West Taurus.  The contracts are for a firm period of three years each and have a total revenue potential of US$1.1 billion.

Seadrill secured a 145 day contract extension with Total for the semi-submersible unit West Eclipse.  The total revenue potential for the extension is approximately US$65 million.

Seadrill secured a new contract for the jack-up unit West Vigilant.  The total revenue potential for the new contract is approximately US$102 million.

Seadrill secures a new contract for the jack-up unit West Leda. The total revenue potential for the new contract is approximately US$16 million.

Seadrill secures a new contract for the jack-up unit West Telesto. This is in direct continuation from the previous contract in Australia and is for one well.

For more detailed information regarding daily rates and contract durations including escalation, currency adjustment or other minor changes to daily rates and duration profiles, see our fleet status report or news releases on our website www.seadrill.com

Revenue Backlog
Seadrill Limited's order backlog as of November 25, 2014 is US$18.3 billion and US$24.3 billion for the Seadrill Group on a consolidated basis.  These figures include US$4.1 billion of backlog related to Rosneft and excludes US$12.5 billion of backlog related to the pipelay vessels and Sete newbuild drillships.

Orderbacklog for Seadrill Limited's floater fleet is US$13.1 billion.  The average contract duration is 37 months.

Orderbacklog for Seadrill Limited's jack-up fleet is US$5.2 billion.  Most capacity has been locked up for the jack-up fleet.  Assuming final conclusion of the Pemex contract for the West Titania, the average contract length for contracted jack-up units will be 28 months.

Market development

Since our last quarterly report in August, the Brent spot price has dropped by 23%, or US$24 per barrel.  It remains to be seen how long the current market conditions will persist and during this period short to medium term visibility will be reduced. However, the Company believes the long term fundamentals of our industry remain intact, driven by the fact that the days of easy, low cost oil are over and reserves required to meet long term demand growth are still to be found in the deep and ultra-deepwater regions.  As mentioned by a number of major oil companies, these reserves are well positioned on the cost of supply curve and can be expected to be produced even at today's oil prices.

Ultra-Deepwater Floaters
The near term outlook for ultra-deepwater drilling units has become increasingly challenging in light of the macro developments over the course of the last quarter.  While there are not yet clear indications that the oil price declines will alter oil companies' spending plans in 2015, some rig owners are already acting as if it will.  This is especially true of those rig contractors that are concerned about the viability of their older units and the costs associated with keeping those assets in service.  With approximately 25% of the ultra-deepwater fleet available in 2015, certain rig owners seem willing to work at or close to cash flow breakeven rates and we expect this type of activity to continue in the short term.  Seadrill remains very well positioned in this environment with relatively few rigs exposed to falling dayrates in the near term.  Following the announcement of four contracts in Brazil and an extension on the West Eclipse, Seadrill has only 9% of the floater fleet available during 2015.

If oil companies adjust their budgets based on the current macro environment, tendering activity may remain at the current low levels or even decline further.  On the positive side, major oil companies are still proceeding with planned development projects and independent oil companies are coming to the market to take advantage of current dayrate levels. It appears that short-term exploration plans are under the greatest pressure and may be pushed back if the lease expiration rights are not breached.  Typically, at this point in the year, we would have expected to understand what near term demand looks like and the fact that we do not may be an indication that projects have encountered further budgeting delays.

We find it encouraging to see the industry rationalizing older fleets with increased stacking and scrapping activity. We expect this activity to accelerate as 2015 progresses.  Roughly 45% of the current floater fleet is 15 years or older and 30% of the fleet is 30 years or older.  Although these older units are not directly competitive with Seadrill's fleet, scrapping will allow our competitors with less capable units to be less concerned about the cash flow drain older units create, thus will be in a more stable condition overall and less willing to work for breakeven dayrates.  In the meantime, however, challenges will continue for the industry.  Seadrill's high specification fleet gives the Company the flexibility to choose the right contract at the right rate and remain idle if necessary.

The long term outlook for the floater market is strong, and we believe the current market is a short term dislocation driven by a pullback in spending at a time when a significant number of new rigs are entering service.  Over the long run, these rigs will be absorbed as reserves discovered in the deep and ultra-deepwater are developed.  Major oil companies continue to focus their activity on 6th generation units with high variable deckload capacity, dual BOP's, and dual activity capabilities in a bid to advance the safety and efficiency of the rigs they employ.

Activity in Brazil has continued to improve throughout the year.  The majority of the contract extensions have now been approved, Petrobras has added four incremental rigs, further tenders from Petrobras and IOC's have already been released and more are anticipated.  We are pleased to have completed our two extensions and successful tenders for the West Tellus and West Carina on the Libra field.

The US Gulf of Mexico has been an active market over the course of the last quarter; however this has primarily been low specification or short term work.  The Gulf of Mexico is likely to continue as an active area as smaller independents take advantage of a low dayrate environment; however, with a number of 5th generation units currently stacked in the GoM, competition will be fierce for any available work.  The most recent announcements for two Hess contracts were a negative surprise for the market as these appear to be cash flow breakeven rates, possibly due to the fact that they were bid by a contractor with a significant number of lower specification and uncontracted rigs in its fleet.  It remains to be seen if other operators participate in this type of bidding strategy and if this represents a valid leading edge dayrate.

In Mexico, the energy reform process continues to progress and oil companies are beginning to consider budgets allocated to the region.  Seadrill remains a front-runner for tenders in the region with the establishment of our Joint Venture, SeaMex, and having operated the West Pegasus in the region for nearly three years.

Activity in the West African market remains solid with a number of floater tenders in progress and additional work scopes anticipated in the next year. This is a key market for Seadrill and we believe our local content and operational performance in this region positions us to capitalize on these opportunities.

Arctic Regions continue to be one of the more interesting centers of expected activity.  Based on the positive results from the Kara Sea drilling this summer, the potential incremental demand for offshore drilling rigs coming from Russia is more visible than ever. On the other hand, the Norwegian and UK markets are experiencing contract cancellations and rigs are being placed on standby.  Thus far Statoil has managed to put six rigs either on standby rate or has cancelled the contract.  Clearly this is a negative development for the market and this region will remain soft so long as this activity continues.

Premium jack-up rigs
The premium jack-up market must be approached with an element of caution.  Overall utilization continues to decline as the market digests newbuilds coming to market.  The dynamics in the jack-up market are quite different from the floater market as the work is primarily development and is not affected by cuts in exploration budgets.  However, with 65 units expected to come into service during 2015 there is likely to be increased pressure on dayrates in the short term.

Although this may paint a rather bleak picture, there is a high likelihood that many rigs that are on order do not make it to market, or end up in the hands of contractors without the operational and safety track record required to compete in the global market.  This will result in oversupply near yards and opportunities for more established companies to acquire assets as smaller players encounter difficulties. Major oil companies do however continue to high grade their jackup fleets, which will provide some attractive opportunities for established contractors in this segment

Looking at the overall supply and demand balance in the long run, the fundamentals remain intact.  With over 200 rigs older than 30 years and roughly 140 rigs expected to be delivered by 2017, a replacement cycle will ultimately materialize.  The key questions still to be answered are how long it takes for attrition to take place and if the high specification units can retain pricing power during this replacement cycle.

A very competitive jack-up market puts further emphasis on the need for drilling contractors to have strong local relationships in markets where national oil companies dominate the tendering process.  Seadrill's global footprint is underpinned by our ability to develop and execute on building a local presence through Joint Ventures models that comply with strict local content regulations, example of which already exist in Mexico, West Africa, and Asia.

Finance, Dividend & Outlook

Financial Strategy & Outlook
The Seadrill Group has secured over US$9 billion in new financing commitments this year with a number of capital market and bank funding transactions.

In September, Seadrill Partners priced a successful US$245 million equity offering.  This was Seadrill Partners second equity offering done without being linked to a specific acquisition.  In the last 12 months Seadrill Partners has raised approximately US$1.2 billion in equity proceeds to acquire drilling units and operating company units from Seadrill Limited.

Following the equity offering, in October, Seadrill Partners acquired the West Vela from Seadrill Limited.  The implied purchase price of the Vela Acquisition was US$900 million, less US$433 million of bank debt outstanding under the facility related to the West Vela.  Based on the Company's 51% ownership of Capricorn Holdings, its portion of the net purchase price after debt was US$238 million.

Going forward we will continue to explore refinancing alternatives for the remaining related party debt on the West Vencedor, T-15 and T-16 at the Seadrill Partners level and continue to release capital associated with dropdown transactions already executed.  We will also be exploring solutions for refinancing the debt associated with the West Vela at the Seadrill Partners level.

In November Seadrill received commitments from 13 banks for the US$750 million SeaMex credit facility with a 5 year term and 10 year amortization profile to refinance the West Oberon, West Intrepid, West Defender, West Courageous, and West Titania.  These rigs will be contributed to the Company's joint venture with Fintech in Mexico and have long term contracts in place with Pemex.  The facility has no recourse to Seadrill Limited and was 50% oversubscribed, demonstrating our lending banks' continued commitment to Seadrill.

Additionally in November, Seadrill received commitments from 14 banks for a US$950 million credit facility with a 5 year term and 10 year amortization profile to finance the West Carina and refinance the West Eclipse.  The new loan was substantially oversubscribed and will provide Seadrill with US$184 million in additional cash.  For the West Carina, the loan was structured with a "steel tranche" and a "contract tranche" in preparation for the possibility that the West Carina would be delivered without a contract.  The announcement of Petrobras Board approval for the unit on the Libra Field removes the necessity for this structure; however we are pleased to have worked through this process with our banking group and intend to apply the structure going forward.

Today, the Company has four jack-up units and a US$350 million bond  to be refinanced in 2015, one ultra-deepwater and four jack-up units in 2016 representing a total of US$1.1 billion to be refinanced between now and the end of 2016.

In terms of funding our new deliveries, the secured bank market remains very receptive to Seadrill credit.  For the remainder of 2014 we are fully financed, having taken delivery of our last newbuilds for the year in September and reached an agreement with the shipyard for the delayed delivery of the Sevan Developer.

For 2015 and 2016 we have a total of US$1.6 billion and US$2.3 billion in yard installments to finance, respectively.  This will likely be funded by a syndicate of commercial banks and export credit agencies.  Similar to our strategy for financing the West Carina, we have informed our banking group of our intent to explore a "steel tranche" that would cover approximately 50% loan to value and in conjunction seek commitments for a delayed draw revolver contingent on having a contract for the unit, bringing total leverage up to our typical 70% loan to value.

Following Seadrill Partners' equity offering in September, Seadrill's ownership fell below 50% and our lending banks will now treat Seadrill and Seadrill Partners as deconsolidated entities.  For our banking group, EBITDA has become a less relevant metric for the degree of leverage that Seadrill can sustain.  Therefore, the group has permitted the inclusion of cash coming from associated companies into the adjusted EBITDA definition for the leverage ratio calculation.  The treatment of forward EBITDA for a rig delivered with a contract for a year or longer has not changed and this will continue to be included in the adjusted EBITDA figure under the revised definitions.

Quarterly Cash Dividend
Seadrill's dividend policy is based on a number of factors, including earnings, market prospects, current capital expenditure programs and investment opportunities.  Our earnings are driven by the orderbacklog and the margin we expect to earn which in turn rely on our operations.  In assessing the dividend capacity the Board is looking for visibility on the outlook for the drilling market.  Although we have the ability to sustain the dividend based on our existing orderbacklog, the near term offshore market is becoming increasingly challenging.

Since our last quarterly report a number of developments have affected these factors that dictate our dividend distributions.  The most significant impact has been the uncertainty in the macro environment.  The Board views the deterioration in oil prices as an indicator of more broad demand growth concerns and must approach the current macro environment with an element of caution.  This, taken into account with the near term oversupply of drilling units makes it all the more important to build a strong balance sheet.  In addition, the financing market has become incrementally worse, and although Seadrill still has significant access to funding, some markets have become unattractive.
In light of the changes that have taken place since our last report, the Board has taken the decision to suspend dividend distributions for the time being.  The Board believes this decision will enable Seadrill to strengthen its balance sheet and, at the same time, put the Company in a position to act as a consolidator as opportunities become available during this downturn, or to grow organically.  By pausing the dividend, Seadrill's capital position will improve by approximately US$2 billion per year, and a significant portion of these funds will be available to be deployed to strengthen the balance sheet and to invest in value creating opportunities, including both industrial growth avenues and more pure financial transactions.
To provide alternatives for deploying this capital the Board has authorized a share buyback program of up to 10% of the outstanding shares over the course of next 12 months.  Please refer to Appendix II for additional information on the share repurchase program.  Additionally, Seadrill will be looking across its portfolio of outstanding debt and equity securities for other opportunities.  However, the Board expects the majority of available funds to initially be used to de-leverage the balance sheet.
John Fredriksen, Chairman of Seadrill comments, "The decision to suspend the dividend has been a difficult decision for the Board.  However, taking into consideration the significant deterioration in the broader offshore drilling and financing markets over the past quarter, the Board believes this is the right course of action for the Company.  I am confident that Seadrill will emerge from this downturn even stronger and that we will resume our distributions in the future."

Outlook
Overall the Board is pleased with Seadrill's performance in this challenging market although utilization levels are below expectations.  While some of our competitors are willing to work for rates that are at or below cash flow break even, Seadrill is not required to follow suit.  Seadrill's track record of safe efficient operations with a premium customer base currently provides an order backlog of the magnitude that allows the Company to wait for the right opportunity to deploy available rigs rather than being forced to sign at weak rates.

Seadrill has a number of differentiating factors:
1.	Strategic Focus on Premium Asset Classes
Amongst the established drilling contractors, Seadrill has the highest percentage of units in premium asset classes.  These high specification units tend to retain pricing power and have a higher utilization rate through the cycle.  Current market evidence supports this thesis as older generation units are being stacked amidst rapidly falling dayrates.
2.	Robust Backlog and High Quality Customer Base
The Seadrill Group currently has roughly US$20 billion in contract backlog with the most creditworthy customers in the oil and gas business.  This does not include our 50% interest in US$3.8 billion of backlog in our Brazilian joint venture with SapuraKencana or our 30% interest in US$8.7 billion of backlog in the Setebrazil newbuild venture.
3.	Limited Exposure to Current Dayrate Environment
Following the announcement of the Libra field contracts and extensions with Petrobras, Seadrill has 9% of its floater fleet available in 2015, and 26% available in 2016.  The fleet is well positioned for stronger future dayrates.
4.	High Degree of Equity Funding and Consistent Access to Capital
Over the course of the past year the Company has raised over US$1 billion in equity at Seadrill Partners.  In addition, in 2014 Seadrill has raised over US$8 billion in capital from a diverse set of sources.  Although the near term markets are challenging, Seadrill continues to have access to numerous capital markets.
5.	Balanced Capital Structure & Manageable Funding Requirements
Seadrill has diversified its sources of funding in order to reduce reliance on secured bank financing and staggered its debt maturities to avoid large refinancing cliffs.  The Company has defined its funding requirements and the finance team has a well-articulated plan to manage these expenditures.

The Board is pleased that Seadrill has been able to lock up nearly 100% of its floater fleet for 2015 in this uncertain environment.  Evidence of scrapping activity has begun recently and this will likely accelerate.  As our competitors scrap old units they will hopefully become more disciplined in bidding their high specification units.
The Board also expects opportunities to arise as we move through the cycle.  Given the changes in the macro environment over the past few months the market needs to be prepared for a more sustained down cycle.  This will create opportunities for Seadrill for either organic or acquisitive growth.
We continue to advance discussions on our Agreement with Rosneft.  Based on the positive results from the Kara Sea drilling this summer, the incremental demand for offshore drilling in Russia is more likely than ever.  Our first mover advantage places the Company in pole position to grow the Russian business, even after taking into consideration the current uncertainties around commencement dates.
The Board is pleased with the Company's ability to raise equity capital at Seadrill Partners.  Although the share price has declined along with the broader MLP index, Seadrill remains committed to Seadrill Partner's strategy of growing its distributions.  For 2014 we expect Seadrill Partners to have grown in excess of 30%, outperforming its distribution growth guidance.  Seadrill Partners has a number of markets at its disposal to finance additional acquisitions including but not limited to preferred shares, secured debt, and vendor financing.  Seadrill believes distributions can grow despite the current trading level and will explore all avenues to ensure that Seadrill Partners unitholders realize the distribution growth targeted at IPO.
Fourth quarter EBITDA is expected to be higher than the third quarter results for the Seadrill Group on a consolidated basis and the Group is on track to earn approximately US$10 million in EBITDA per day by the end of the year.  Expectations for the fourth quarter include approximately 100 days of downtime experienced on our deepwater rigs quarter to date.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

November 26, 2014
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd represented by:

Per Wullf:	Chief Executive Officer and President
Rune Magnus Lundetræ:	Chief Financial Officer and Senior Vice President

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd.
+44 (0) 7766 071010

Appendix I

Associated companies
Seadrill Partners
Seadrill currently owns a total of 42,819,100 units which consists of both common and subordinated units of Seadrill Partners which represents 46.6% of the total outstanding units in Seadrill Partners.  This represent a gross value of US$878 million based on the closing share price of US$20.65 on November 25, 2014.  Seadrill also owns 100% of the incentive distribution rights in Seadrill Partners and receives approximately US$2.7 million in quarterly IDR distributions.
For more information on Seadrill Partners, see their separate quarterly report published on www.seadrillpartners.com.

North Atlantic Drilling ("NADL")
Seadrill currently owns 169,663,723 shares in NADL or 70.4% of the Company, which represents a gross value of US$537.8 million based on the closing share price of US$3.17 on November 25, 2014.
For more information on NADL, see their separate quarterly report published on www.nadlcorp.com.

Archer Limited ("Archer")

Seadrill currently owns 231,053,240 shares in Archer, or 39.9%, which represents a gross value of US$211.8 million on the closing share price of NOK6.24 on November 25, 2014.  Archer contributed a gain of US$5 million to our third quarter net income.  Archer is reported as part of investment in associated companies under other financial items.  The book value of Seadrill's investment in Archer is US$1 million.
For more information on Archer Limited, see their separate quarterly report published on www.archerwell.com.

Sevan Drilling ASA ("Sevan Drilling")
Seadrill's stake in Sevan is 50.1%, representing a gross value of US$39.0 million based on the closing share price of NOK0.89 on November 25, 2014.
For more information on Sevan Drilling, see their separate quarterly report published on www.sevandrilling.com.

At current market prices, the total net value of these investments is approximately US$1.7 billion.

Other investments

SapuraKencana Petroleum Bhd.("SapuraKencana")

Based on the closing share price of MYR3.26 on November 25, 2014 the total value of our shares is US$476.6 million.  We continue to invest in our Brazilian joint project in support of its PLSV newbuild program.  The joint venture has ordered six PLSV vessels which are expected to commence operation before year end 2016 representing a total order backlog of US$3.8 billion.  The first two vessels, Sapura Diamante and Sapura Topazio, commenced operations for Petrobras in June and September.  Each vessel has a contract for a period of five years with an extension option for an additional five years. Total revenue potential for the firm contract period is estimated at US$445 million per vessel.  Accumulated utilization since start-up has been 98%.

Additionally, we continue to manage two tender rigs outside of Asia, and provide management administration and support services.

Appendix II

To provide alternatives for deploying this capital the Board has authorized a share buyback program under which the Company may repurchase up to approximately 10% of shares outstanding over the next year.  The Company intends to repurchase shares from time to time in open market transactions or private transactions in accordance with applicable securities laws.  The timing and amount of any repurchases will be determined by Management of the Company based on its evaluation of market conditions, capital allocation opportunities, and other factors.  The new buyback program does not require the Company to repurchase any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.

Seadrill Limited

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended September 30,  2014 and 2013

(In US$ millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Operating revenues
Contract revenues	1,149	1,188	3,355	3,528
Reimbursable revenues	64	55	173	229
Other revenues	80	37	208	56
Total operating revenues	1,293	1,280	3,736	3,813

Gain on disposals	—	—	440	61

Operating expenses
Vessel and rig operating expenses	521	491	1,450	1,412
Reimbursable expenses	53	48	154	207
Depreciation and amortization	174	192	513	511
General and administrative expenses	84	78	232	214
Total operating expenses	832	809	2,349	2,344

Net operating income	461	471	1,827	1,530

Financial items and other income and expense
Interest income	2	6	45	16
Interest expense	(114)	(107)	(356)	(311)
Share in results from associated companies	(26)	(10)	48	(34)
(Loss)/gain on derivative financial instruments	(80)	(5)	(212)	131
Net loss on debt extinguishment	(76)	—	(76)	—
Foreign exchange gain	52	—	59	27
Gain on realization of marketable securities	—	—	131	—
Gain on sale of tender rig business	—	—	—	1,256
Gain on deconsolidation of Seadrill Partners	—	—	2,339	—
Other financial items and other income and expense	10	20	100	43
Total financial items and other income and expense	(232)	(96)	2,078	1,128

Income before income taxes	229	375	3,905	2,658

Income tax (expense) / benefit	(39)	(60)	32	(153)
Net income	190	315	3,937	2,505

Net income attributable to the non-controlling interest	41	29	115	83
Net income attributable to the parent	149	286	3,822	2,422

Basic earnings per share (U.S. dollar)	0.31	0.61	8.08	5.16
Diluted earnings per share (U.S. dollar)	0.31	0.60	7.98	4.98
Declared regular dividend per share (U.S. dollar)	—	0.95	2.00	2.74

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2014 and 2013
(In US$ millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Net income	190	315	3,937	2,505
Other comprehensive (loss) / income, net of tax:
Change in unrealized (loss)/ gain on marketable securities, net	(79)	(116)	(272)	71
Change in unrealized foreign exchange differences	(6)	—	(29)	—
Change in actuarial loss relating to pension	(16)	(9)	(27)	(4)
Change in unrealized gain on interest rate swaps in VIEs and subsidiaries	3	(2)	(48)	2
Other	—	—	49	—
Other comprehensive (loss)/ income:	(98)	(127)	(327)	69

Total comprehensive income for the period	92	188	3,610	2,574

Comprehensive income attributable to the non-controlling interest	38	24	61	84
Comprehensive income attributable to the parent	54	164	3,549	2,490

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of September 30, 2014 and December 31, 2013
(In US$ millions)
	September 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	638	744
Restricted cash	279	168
Marketable securities	878	416
Accounts receivables, net	797	1,042
Amount due from related party	449	101
Assets held for sale - current	105	—
Other current assets	276	363
Total current assets	3,422	2,834
Non-current assets
Investment in associated companies	2,711	140
Marketable securities	582	666
Newbuildings	3,794	3,419
Drilling units	13,932	17,193
Goodwill	886	1,200
Restricted cash	114	150
Deferred tax assets	48	37
Equipment	44	49
Amount due from related party non-current	262	—
Assets held for sale - non-current	1,079	—
Other non-current assets	513	612
Total non-current assets	23,965	23,466
Total assets	27,387	26,300
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,689	1,566
Trade accounts payable	90	90
Short-term debt to related party	95	55
Liabilities associated with assets held for sale - current	57	—
Other current liabilities	1,678	2,114
Total current liabilities	3,609	3,825
Non-current liabilities
Long-term debt	11,422	11,900
Long-term debt due to related parties	560	1,415
Deferred tax liabilities	79	60
Liabilities associated with assets held for sale - non-current	49	—
Other non-current liabilities	724	898
Total non-current liabilities	12,834	14,273
Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 492,759,938 outstanding at September 30, 2014 (December 31, 2013, 468,978,492)	985	938
Additional paid in capital	3,262	2,641
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	255	528
Retained earnings	3,856	1,449
Total shareholders' equity	10,314	7,512
Non-controlling interest	630	690
Total equity	10,944	8,202
Total liabilities and equity	27,387	26,300
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2014 and 2013
(In US$ millions)

	Nine Months Ended September 30,
	2014	2013
Cash Flows from Operating Activities
Net income	3,937	2,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	513	511
Amortization of deferred loan charges	36	32
Amortization of unfavorable and favorable contracts	(90)	(38)
Amortization of mobilization revenue	(133)	(94)
Share of results from associated companies	(98)	34
Share-based compensation expense	8	5
Gain on disposals and deconsolidations	(2,779)	(1,335)
Loss on sale of investments	88	—
Unrealized gain / (loss) related to derivative financial instruments	61	(195)
Dividends received from associated companies	477	15
Deferred income tax	(3)	(32)
Unrealized foreign exchange loss / (gain) on long-term debt	(61)	(24)
Payments for long-term maintenance	(280)	(166)
Gain on realization of marketable securities	(138)	—
Net loss on debt extinguishment	10	—
Other	(52)	(32)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Unrecognized mobilization fees received from customers	174	161
Trade accounts receivable	1	(207)
Trade accounts payable	29	12
Prepaid expenses/accrued revenue	15	53
Other, net	(420)	(1)
Net cash provided by operating activities	1,295	1,204

Cash Flows from Investing Activities
Additions to newbuildings	(2,371)	(2,204)
Additions to drilling units and equipment	(154)	(494)
Sale of rigs and equipment	—	48
Business combinations and step acquisitions, net of cash acquired	—	(531)
Sale of business, net of cash disposed	673	1,991
Cash in deconsolidated subsidiaries	(90)	—
Change in restricted cash	(75)	32
Investment in associated companies	7	(224)
Purchase of marketable securities	(150)	—
Loan granted to related parties	—	(125)
Payments received from loans granted to related parties	2,082	10
Proceeds from disposal of marketable securities	307	—
Net cash provided/(used) in investing activities	229	(1,497)

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2014 and 2013
(In US$ millions)

	Nine Months Ended September 30,
	2014	2013
Cash Flows from Financing Activities
Proceeds from debt	4,644	2,958
Repayments of debt	(3,984)	(1,753)
Debt fees paid	(63)	(46)
Proceeds from debt to related party	90	756
Repayments of debt to related party	(910)	(930)
Dividends paid to non-controlling interests	(58)	(51)
Contribution from non-controlling interests, net of issuance costs	114	—
Proceeds relating to share forward contracts and other derivatives	—	453
Purchase of treasury shares	(18)	(25)
Proceeds from sale of treasury shares	—	5
Employee stock options exercised	4	—
Dividends paid	(1,415)	(841)
Net cash (used in)/provided by financing activities	(1,596)	526

Cash reclassified as held for sale	(34)	—

Net (decrease)/increase in cash and cash equivalents	(106)	233
Cash and cash equivalents at beginning of the period	744	318
Cash and cash equivalents at the end of period	638	551

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(373)	(214)
Taxes paid	(353)	(116)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2014 and 2013
(In US$ millions)

	Common shares	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2012	938	2,332	1,956	194	83	5,503	521	6,024
Sale and purchase of treasury shares, net	—	(19)	—	—	—	(19)	—	(19)
Employee stock options issued	—	5	—	—	—	5	—	5
Establishment of non-controlling interest	—	—	—	—	—	—	297	297
Other comprehensive income	—	—	—	68	—	68	1	69
Dividend payments	—	—	—	—	(841)	(841)	(51)	(892)
Dividend to Non-controlling interests in VIEs	—	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	2,422	2,422	83	2,505
Balance at September 30, 2013	938	2,318	1,956	262	1,664	7,138	628	7,766

Balance at December 31, 2013	938	2,641	1,956	528	1,449	7,512	690	8,202
Sale and purchase of treasury shares, net	(1)	(22)	—	—	—	(23)	—	(23)
Share-based compensation charge	—	8	—	—	—	8	—	8
Employee stock options issued	1	4	—	—	—	5	—	5
Conversion of convertible bond	47	568	—	—	—	615	—	615
Deconsolidation of Seadrill Partners	—	—	—	—	—	—	(115)	(115)
Initial public offering of North Atlantic Drilling	—	63	—	—	—	63	52	115
Other comprehensive income	—	—	—	(273)	—	(273)	(54)	(327)
Dividend payments	—	—	—	—	(1,415)	(1,415)	(58)	(1,473)
Net income	—	—	—	—	3,822	3,822	115	3,937
Balance at September 30, 2014	985	3,262	1,956	255	3,856	10,314	630	10,944

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As of September 30, 2014 we owned and operated 40 offshore drilling units and had 20 units under construction. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs  for operations in shallow and deepwater areas, as well as benign and harsh environments.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are stated in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F as at December 31, 2013. The year-end condensed balance sheet data that was derived from our audited 2013 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented in United States dollar (US dollar) rounded to the nearest million, unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2013 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 – Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Balance sheet—Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013. The adoption of this standard update did not have a material effect on our financial statements.

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08,  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. This ASU will be effective for the first interim period beginning after December 15, 2014 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown accounting, which provides guidance that allows all acquired entities to choose to apply pushdown accounting in their separate financial statements when an acquirer obtains control of them.  The new guidance is effective immediately.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Segment information

Operating segments

The Company provides offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class, and contract structure. We currently operate in the following three segments:

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts for this segment relate to jack-up rigs for operations in harsh and benign environments.

Tender rigs: Services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts for this segment relate to self-erecting tender rigs and semi-submersible tender rigs.  Following the deconsolidation of Seadrill Partners as of January 2, 2014 the Company no longer has drilling contracts in the Tender rig segment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal management reporting. To more closely align the segment results with the information presented for internal management reporting, we have made the following changes to the measures of segmental performance in the period: Total revenues (previously presented contract revenue); Drilling units and newbuildings (previously presented total assets).  Prior periods have been conformed to the current period presentation.  No changes have been made to the reportable segments. The accounting principles for the segments are the same as for our consolidated financial statements.

Total revenue

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Floaters	842	902	2,560	2,605
Jack-up rigs	408	292	1,058	835
Tender rigs	—	49	—	317
Other	43	37	118	56
Total	1,293	1,280	3,736	3,813

Depreciation and amortization

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Floaters	128	146	376	381
Jack-up rigs	46	42	137	117
Tender rigs	—	4	—	13
Total	174	192	513	511

Operating income - Net Income

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Floaters	324	354	1,469	1,041
Jack-up rigs	133	99	348	340
Tender rigs	—	18	—	149
Other	4	—	10	—
Operating income	461	471	1,827	1,530
Unallocated items:
Total financial items and other	(232)	(96)	2,078	1,128
Income taxes	(39)	(60)	32	(153)
Net Income	190	315	3,937	2,505

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drilling Units and Newbuildings - Total Assets

(In US$ millions)	As of September 30, 2014	As of December 31, 2013
Floaters	13,383	15,459
Jack-up rigs	4,343	4,699
Tender rigs	—	454
Total Drilling Units and Newbuildings	17,726	20,612
Unallocated items:
Assets held for sale	1,184	—
Investments in associated companies	2,711	140
Marketable securities	1,460	1,082
Goodwill	886	1,200
Cash and restricted cash	1,031	1,062
Other assets	2,389	2,204
Total Assets	27,387	26,300

Goodwill

(In US$ millions)	As of September 30, 2014	As of December 31, 2013
Floaters	646	890
Jack-up rigs	240	281
Tender rigs	—	29
Total	886	1,200

Capital expenditures – fixed assets

(In US$ millions)	Nine Months Ended September 30,
	2014	2013
Floaters	2,027	2,514
Jack-up rigs	778	905
Tender rigs	—	129
Total	2,805	3,548

Note 4 - Deconsolidation of Seadrill Partners

Under the terms of the Operating Agreement of Seadrill Partners LLC (Seadrill Partners) the board of directors of Seadrill Partners has the power to oversee and direct the operations of, and manage and determine the strategies and policies of Seadrill Partners. During the period from Seadrill Partners' IPO in October 2012 until the time of its first effective Annual General Meeting ("AGM") on January 2, 2014, the Company retained the sole power to appoint, remove and replace all members of Seadrill Partner's board of directors.  From the first AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date the Company no longer retained the power to control the board of directors as a result of certain provisions in the Operating Agreement which limits the Company's ability to vote its full holding of common units in an election of directors to the board of Seadrill Partners.  As of  January 2, 2014, Seadrill Partners is  considered to be an affiliated entity and not a controlled subsidiary of the Company, and as such Seadrill Partners was deconsolidated  by the Company.
As a result of the deconsolidation the Company has derecognized the assets and liabilities of Seadrill Partners and its subsidiaries, and has recognized its ownership interests in Seadrill Partners and its direct ownership interests in Seadrill Partners subsidiaries, Seadrill Capricorn Holdings LLC, Seadrill Operating LP, Seadrill Deepwater Drillship Ltd and its indirect ownership of Seadrill Mobile Units through another wholly owned subsidiary, at fair value at the date of deconsolidation.  Additionally, the external third party debt associated with the drilling units in Seadrill Partners is not derecognized from the Company on the deconsolidation date as the external debt was not  transferred to Seadrill Partners or its subsidiaries, however, the Company had entered into back to back loan agreements at the time of the IPO and upon each sale of a drilling unit to Seadrill Partners which mirror the same terms and conditions and therefore the Company has recognized a related party loan receivable for similar amounts.  The excess of the fair value of the investments over the carrying value of Seadrill's share of Seadrill Partners' net assets has been recognized as a gain in the Company's consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The gain recognized on deconsolidation, which all relates to the remeasurement of the Company's retained interests in Seadrill Partners and its subsidiaries is as follows:

(In US$ millions)	As at January 2, 2014
Fair value of investment in Seadrill Partners (a)	3,724
Carrying value of the non-controlling interest in Seadrill Partners	115
Subtotal	3,839
Less:
Carrying value of Seadrill Partners' net assets	1,260
Goodwill allocated to Seadrill Partners	240
Gain on deconsolidation	2,339

(a)            Fair value of investments and continuing involvement with investees
The estimated fair value of the Company's residual interest in Seadrill Partners comprised of the following:

(In US$ millions)	As of January 2, 2014
Common units (i)	671
Subordinated units (ii)	427
Seadrill Member Interest and Incentive Distribution Rights ("IDRs") (iii)	244
Direct ownership interests (iv)	2,382
Total	3,724
(i)  Common units (marketable securities)
As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company's holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore does not represent  'in-substance common stock' as defined by US GAAP.
These securities have been  recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period.  Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations and realized.  Dividend income from the common units is recognized in the consolidated statement of operations.

(ii) Subordinated units
As of the deconsolidation date the Company held 16.5 million units representing 100% of the subordinated units.  The Company's holding in the subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units are considered to be 'in-substance common stock'.  The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners, but will not end before September 30, 2017 except upon removal of the Seadrill Member. Upon the expiration of the subordination period, the subordinated units will convert into common units.
The fair value of the subordinated units on January 2, 2014, was determined based on the quoted market price of the listed common units as of the deconsolidation date, but discounted for their non-tradability and subordinated dividend and liquidation rights during the subordination period.  Under the equity method the Company recognizes its share of Seadrill Partners' earnings allocable to the subordinated units, less amortization of the basis difference (see (c) below), through the 'share in results of associated companies' line in the consolidated statement of operations.  Dividends are recognized as a reduction in investment carrying value.

(iii) Seadrill Member Interest and IDRs
The Seadrill Member Interest (which is a 0% non-economic interest) holds the rights to 100% of the IDRs and is unable to trade these until the end of the subordination period without the approval of a majority of unaffiliated common unitholders.  The Seadrill Member Interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable.  The investments are held at cost and not subsequently re-measured.
The fair value of the Company's interest in the Seadrill Member and the attached IDRs as of January 2, 2014 was determined using a Monte Carlo simulation method. The method takes into account the cash distribution waterfall, historical volatility, dividend yield and share price of the common units as of the deconsolidation date.  Distributions to the IDRs are recognized in the consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

iv) Direct Ownership interests
The Company holds the following ownership interests in entities controlled by Seadrill Partners as of the date of deconsolidation:
•	70% ownership in Seadrill Operating LP
Seadrill Operating LP is a limited partnership and is controlled by its General Partner, Seadrill Operating GP LLC, which is wholly owned by Seadrill Partners.
•	49% ownership in Seadrill Capricorn Holdings LLC
Seadrill Capricorn Holdings LLC is a limited liability company.  There is only one class of member interest which is deemed to represent voting common stock.
•	39% ownership of Seadrill Deepwater Drillship Ltd. and 39% (indirect) ownership of Seadrill Mobile Units (Nigeria) Ltd.
The Company holds a 39% direct ownership interest in Seadrill Deepwater Drillship Ltd. and a 39% indirect ownership of Seadrill Mobile Units Ltd., through its 100% subsidiary, Seadrill UK Ltd.  Both entities are limited companies and only have one class of stock, which is deemed to represent voting common stock.
All of the Company's direct ownership interests are accounted for under the equity method as the Company is deemed to have significant influence over these entities through its voting rights and by virtue of Seadrill's representation on the board of Seadrill Partners.
The fair values of the four ownership interests described above have been determined using a discounted cash-flow ("DCF") methodology, using discounted cash-flow forecasts.

(b)            Gain on retained investment
The entire gain on deconsolidation relates to the re-measurement of the various retained investments described above.

(c)            Accounting for basis differences
The Company's investments that are accounted for under the equity method (subordinated units and direct ownership interests) were recognized at fair value upon deconsolidation. Basis differences therefore exist between the fair value of the investments and the underlying carrying values of the investees' net assets at the date of deconsolidation.  A valuation exercise has been performed for each separate investment accounted for under the equity method, in order to allocate these basis differences to identifiable assets and liabilities, with any residual amount recognized as goodwill.  Differences have been allocated to depreciable or amortizable assets or liabilities and will be amortized over the estimated useful economic life of the underlying assets and liabilities.  This amortization is recognized in the consolidated statement of operations in the 'share in results from associated companies' line.
The total investments in Seadrill Partners recorded under the equity method of $2,809 million included the Company's share of the basis difference between the total fair value and the total underlying book value of Seadrill Partners' assets at the deconsolidation date are as follows:

(In US$ millions)	Book value	Fair value	Basis Difference	Seadrill's share of basis difference (1)
Drilling units	3,444	5,245	1,801	1,295
Drilling contracts	—	170	170	142
Goodwill	—	1,214	1,214	352
	3,444	6,629	3,185	1,789

(1) Seadrill's share of the basis difference relates to both its investment in the subordinated units of Seadrill Partners LLC, and its direct ownership interests in various subsidiaries of Seadrill Partners, all of which investments are accounted for under the equity method.  The total basis difference has been assigned based on Seadrill's proportional ownership interest in each investee.  In the case of Seadrill's investment in the subordinated units of Seadrill Partners  LLC, the proportional allocation to the subordinated units was based on the relative fair values of the various equity interests in Seadrill Partners LLC.

The basis difference has been accounted for as follows:

(i) The basis difference assigned to drilling units is being depreciated over the remaining estimated useful lives of the units.

(ii) The basis difference relating to the drilling contracts is being amortized over the remaining term of the contract.

(iii) The Company will not amortize the difference assigned to goodwill, but will consider any indicators of impairment.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Taxation

Income taxes consist of the following:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Current tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(34)	(63)	29	(185)
Deferred tax benefit/(expense):
Bermuda	—	—	—	—
Foreign	(5)	3	3	36
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	—	—	(4)
Total tax benefit/(expense)	(39)	(60)	32	(153)
Effective tax rate	(17.0)%	(16.0)%	0.8%	(5.8)%

The effective tax rate for the three and nine months ended September 30, 2014 is (17.0)%  and 0.8% respectively. The effective tax rate for the nine months ended September 30, 2014 has been positively impacted by the resolution of uncertain tax positions  and the gain on deconsolidation of Seadrill Partners which was not subject to taxation.

The Company, including its subsidiaries, is taxable in several jurisdictions based on its rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Income taxes for the three and nine months ended September 30, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% as follows:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Income taxes at statutory rate	—	—	—	—
Effect of transfers to new tax jurisdictions	—	—	—	(4)
Effect of taxable income in various countries	(39)	(60)	32	(149)
Total	(39)	(60)	32	(153)

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax asset (liability) consists of the following:

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Assets:

(In US$ millions)	September 30, 2014	December 31, 2013
Pension	18	12
Provisions	14	8
Net operating losses carried forward	253	130
Other	1	2
Gross deferred tax asset	286	152
Valuation allowance related to net operating losses carried forward	(224)	(115)
Net deferred tax asset	62	37

Deferred Tax Liability:

(In US$ millions)	September 30, 2014	December 31, 2013
Property, plant and equipment	(61)	(60)
Gain from sale of fixed assets	—	—
Foreign exchange	(18)	—
Other	—	—
Gross deferred tax liability	(79)	(60)
Net deferred tax liability	(17)	(23)

Net deferred taxes are classified as follows:

(In US$ millions)	September 30, 2014	December 31, 2013
Short-term deferred tax asset	—	—
Long-term deferred tax asset	62	37
Short-term deferred tax liability	—	—
Long-term deferred tax liability	(79)	(60)
Net deferred tax liability	(17)	(23)

Future taxable income justifies the inclusion of tax loss carry-forwards in the calculation of net deferred taxes.

Uncertain Tax Positions

Certain of the Company's Norwegian subsidiaries have been party to an ongoing dispute to a tax reassessment issued in October 2011 by the Norwegian tax authorities in regards to the transfer of certain legal entities to a different tax jurisdiction and the principles for conversion of functional currency.  In April 2014 these subsidiaries entered into a settlement agreement with the Norwegian tax authorities resulting in discontinued legal proceedings in the Oslo District Court.  The terms of the settlement agreement include the Company making a cash payment to the tax authorities for settlement of revised reassessments agreed between the parties.  Following settlement of the uncertainties arising from these matters, we recognized a decrease in the unrecognized tax benefits, including interest and penalties of approximately $147 million of which approximately $94 million had a positive impact on  effective tax rate for the nine months ended September 30, 2014 as noted above.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income attributable to the parent	149	286	3,822	2,422
Less: Allocation to participating securities	—	—	(5)	—
Net income available to shareholders	149	286	3,817	2,422
Effect of dilution	—	9	117	28
Diluted net income available to shareholders	149	295	3,934	2,450

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	480	469	473	469
Diluted earnings per share:
Weighted average number of common shares outstanding	480	469	473	469
Effect of dilutive share options	—	2	1	2
Effect of dilutive convertible bonds	—	21	19	21
Weighted average number of common shares outstanding adjusted for the effects of dilution	480	492	493	492

As the convertible bonds would have had an anti-dilutive effect on the quarter-to-date diluted EPS, they were excluded from the calculation.

Note 7 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in fair value recognized in "other comprehensive income" ("OCI").

Marketable securities held by us include  an investment in SapuraKencana Petroleum Bhd ("SapuraKencana") and the investment in common units in Seadrill Partners.

Marketable securities and changes in their carrying value are as follows:

(In US$ millions)	Petromena	SapuraKencana	Seadrill Partners' Common units	Total
Net book value at December 31, 2013	4	1,078	—	1,082
Marketable securities short-term	4	412	—	416
Marketable securities long-term	—	666	—	666

Net book value at December 31, 2013	4	1,078	—	1,082
Realization of marketable securities	6	—	—	6
Recognition of investment in Seadrill Partners - Common units	—	—	671	671
Proceeds on disposal of marketable securities	(10)	(297)	—	(307)
Purchase of common units in Seadrill Partners	—	—	150	150
Fair market value adjustments recognized in the statement of other comprehensive income for the period ended September 30, 2014	—	(141)	(1)	(142)
Net book value at September 30, 2014	—	640	820	1,460
Marketable securities short-term	—	58	820	878
Marketable securities long-term	—	582	—	582

Petromena
In February 2014 we received the final payment related to our investment in the 81.1% of the partially redeemed Petromena NOK 2,000 million bond ("Petromena") of $10 million. The residual $6 million after the investment was reduced has been recorded as a gain in "other financial items" in the consolidated statement of operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Seadrill Partners Common Units
Our holding of the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent a 'in-substance common stock' interest as defined by US GAAP. These securities were recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. For more details on the deconsolidation of Seadrill Partners see Note 4.

In March 2014 and June 2014, the Company purchased additional common units in Seadrill Partners of 1,633,987 at $30.60 per unit and 3,183,700 at $31.41 per unit respectively. Our ownership interest in Seadrill Partners' common units is 28.6% as of September 30, 2014.

SapuraKencana
During the nine months ended September 30, 2014, the Company sold a portion of its investment in SapuraKencana in which proceeds of $297 million were received, net of transaction costs.  As a result of the sale, a gain was recognized of $131 million, including amounts which had been previously recognized in other comprehensive income.  The gain is included in the consolidated statement of operations.  As a result of this transaction, our ownership interest in SapuraKencana's outstanding common shares is 8.18%.

Note 8 – Investment in associated companies

The Company has the following investments that are recorded using the equity method and cost method for the periods presented in these financial statements:

(In US$ millions)	September 30, 2014	December 31, 2013
Archer	7	8
Seabras Sapura Participacoes	13	12
Seabras Sapura Holdco	131	109
Itaunas Drilling	3	3
Camburi Drilling	4	4
Sahy Drilling	4	4
Seadrill Partners - Total direct ownership interests*	1,888	—
Seadrill Partners - Subordinated Units*	417	—
Seadrill Partners - Seadrill Member Interest and IDRs*	244	—
Total	2,711	140

*As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have reflected the direct ownership interests in subsidiaries of Seadrill Partners,  Seadrill Partners subordinated units, and the Seadrill Member Interest and Incentive Distribution Rights (IDRs) as associated companies at estimated fair value.

The Seadrill Partners - Seadrill Member Interest and IDR's are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost and not subsequently re-measured. For more details on the deconsolidation of Seadrill Partners see Note 4.

Sale of 28% limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company sold a 28% limited partner interest in Seadrill Operating LP, a subsidiary of Seadrill Partners, to Seadrill Partners LLC for cash consideration of $373 million.  This resulted in a loss on sale of investment of $88 million, which has been recognized within share in results from associated companies in the Company's consolidated statement of operations.   The Company will continue to account for its remaining 42% limited partner interest in Seadrill Operating LP under the equity method.
Note 9 - Disposal of subsidiary

On March 21, 2014, we completed the sale of the entities that own and operate the West Auriga (the "Auriga business"), to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners LLC and 49% owned by the Company.  The entities continue to be related parties subsequent to the sale.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The agreed purchase price consisted of an enterprise value of $1.24 billion, less debt assumed of $443 million.  The total consideration of $797 million was comprised of cash of $697 million, and a discount note receivable of $100 million.  The purchase price was subsequently adjusted by a working capital adjustment of $331 million arising from related party balances which remained with the disposed entities for the construction, equipping and mobilization of the West Auriga.  The total recognized gain on sale of the Auriga business was $440 million, which has been presented in our consolidated statement of operations, under "gain on disposals" included within operating income.
(In US$ millions)
Enterprise value	1,240
Less: Debt assumed	(443)
Purchase price	797

Less: Working capital adjustment	(331)
Adjusted purchase price	466

Cash	697
Discount note issued	100
Less: Working capital payable	(331)
Fair value of purchase consideration	466

Less: net carrying value of assets and liabilities	7
Less: allocated goodwill to subsidiaries	(33)
Gain on sale	440

Under the terms of various agreements between Seadrill and Seadrill Partners LLC entered into in connection with the initial public offering of Seadrill Partners LLC, Seadrill will continue provide management, technical and administrative services to Seadrill Partners and its subsidiaries.  See further discussion in Note 18 for these services and agreements.

Note 10 – Newbuildings

(In US$ millions)	September 30, 2014	December 31, 2013
Opening balance	3,419	1,882
Additions	2,371	5,025
Transfers to drilling units	(1,738)	(3,335)
Reclassified as assets held for sale	(258)	—
Disposal of tender rigs	—	(153)
Closing balance	3,794	3,419

Note 11 – Drilling units

(In US$ millions)	September 30, 2014	December 31, 2013
Cost	17,508	19,967
Accumulated depreciation	(2,836)	(2,774)
Re-classified as assets held for sale	(740)	—
Net book value	13,932	17,193

Depreciation expense was $506 million and $505 million for the nine months, and $170 million and $156 million for the three months ended September 30, 2014 and 2013, respectively.

As of the deconsolidation date of Seadrill Partners on January 2, 2014, we have deconsolidated the entities that own and operate the following drilling units; West Sirius, West Aquarius, West Capella, West Capricorn, West Leo, T-15, T-16 and West Vencedor. For more details on the deconsolidation of Seadrill Partners see Note 4.
On March 21, 2014 we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners. For more details on the sale of West Auriga see Note 9.

Note 12 – Goodwill

The goodwill balance and changes in the carrying amount of goodwill are as follows:

(In US$ millions)	September 30, 2014	December 31, 2013
Net book value at beginning of period	1,200	1,320
Disposals and deconsolidations	(273)	(120)
Re-classified as assets held for sale	(41)	—
Net book value at end of period	886	1,200

Of the $273 million derecognized through disposals and deconsolidations, $244 million related to the Floater segment and $29 million related to the Tender rig segment (2013: $120 million related to the Tender rig segment).  The $41 million reclassified as assets held for sale relates to the Jack-up segment.

For more details on the deconsolidation of Seadrill Partners see Note 4, details on the disposal of subsidiary see Note 9, and details on Assets held for sale see Note 20.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Debt
(In US$ millions)	September 30, 2014	December 31, 2013
Credit facilities:
$1,500 facility	—	706
$1,200 facility	—	733
$700 facility	88	490
$1,121 facility	—	72
$2,000 facility (North Atlantic Drilling)	1,408	1,503
$400 facility	290	320
$550 facility	—	440
$440 facility	275	293
$450 facility	428	450
$1,450 facility	876	1,390
$360 facility (Asia Offshore Drilling)	318	345
$300 facility	216	234
$1,750 facility (Sevan Drilling)	1,260	1,400
$150 facility	150	150
$450 facility	410	450
$1,500 facility (2014)	1,500	—
$1,350 facility	1,272	—
Total credit facilities	8,491	8,976

Ship Finance International Loans:
$420 facility	360	387
$375 facility	291	362
$390 facility	323	383
$475 facility	463	—
Total Ship Finance International Loans	1,437	1,132

Unsecured bonds and convertible bonds:
Unsecured bonds	3,023	2,584
Convertible bonds	—	577
Total unsecured bonds and convertible bonds	3,023	3,161

Other credit facilities with corresponding restricted cash deposits	160	197
Total debt	13,111	13,466
Less: current portion	(1,689)	(1,566)
Long-term portion	11,422	11,900

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The outstanding debt as of September 30, 2014 is repayable as follows:

(In US$ millions)	As at September 30, 2014
Twelve months ended September 30, 2015	1,689
Twelve months ended September 30, 2016	1,677
Twelve months ended September 30, 2017	3,023
Twelve months ended September 30, 2018	2,217
Twelve months ended September 30, 2019	3,266
Twelve months ended September 30, 2020 and thereafter	1,239
Total debt	13,111

Credit Facilities

$1,500 facility
In February 2014 Seadrill Partners entered into an independently financed term loan and the proceeds received from Seadrill Partners new term loan were used to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners. See Note 18 for further details on related party transactions.

$1,450 facility
In March 2014, we completed the sale of the entities that own and operate the West Auriga to Seadrill Partners of which one of the entities sold, was a borrower and a guarantor under this facility. See note 9 for further details.

$550 facility
In June 2014 Seadrill Partners, amended its existing term loan for the borrowing of additional amounts and the proceeds were used by Seadrill Partners to repay the third party lenders of this facility and settle the related party back to back loan financing between the Company and Seadrill Partners.  See Note 18 for further details on related party transactions.

$1,200 facility, $1,121 facility

In February 2014, Seadrill Partners entered into an independently financed term loan.  The proceeds received by Seadrill Partners were used to settle the related party back to back loan financing between the Company and Seadrill Partners for the West Leo portion of the facility, and repay the lenders of this facility.  The lenders of this facility were Metrogas Holdings Inc, a related party, and DNB Bank ASA.

On August 26, 2014, the $1,200 million facility and $1,121 million facility were repaid in full, and replaced with a new senior secured credit facility.  The Company recognized a $16 million gain on debt extinguishment within net loss on debt extinguishment in the Company's consolidated statement of operations.  As one of the lenders of the $1,121 million facility was Metrogas Holdings Inc, a related party, this transaction has been disclosed within Note 18 - Related party transactions.

$1,350 facility

In August 2014, the Company entered into a $1,350 million senior secured credit facility with a syndicate of banks.  The new facility consists of a term loan facility for $675 million and a revolving credit facility in an amount up to $675 million.  The West Pegasus, West Gemini and West Orion were pledged as security. The net book value at September 30, 2014 of the units pledged as security is $1,767 million. The facility bears interest at LIBOR plus a margin of 2% per annum, and is repayable in full in quarterly installments over a term of five years.  The revolver facility was drawn as of September 30, 2014 with a balance of $597 million, and it is repayable in full five years after drawdown.

$1,500 facility  (2014)

In July 2014, the Company entered into a $1,500 million senior secured credit facility with a syndicate of banks to finance the three newbuilds West Saturn, West Neptune and West Jupiter which are pledged as security. The net book value at September 30, 2014 of the units pledged as security is $1,840 million. The facility bears interest at LIBOR plus a margin of between 1.4% and 2.5% per annum, and is repayable over a term of twelve years.  The loan includes a Commercial Interest Reference Rate (CIRR) tranche with Eksportfinans ASA, the Norwegian export credit agency, that bears fixed interest at 2.38% per annum. If the commercial tranche of $300 million does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unsecured bonds

$600 million senior unsecured bond
In January 2014, our subsidiary North Atlantic Drilling issued a $600 million senior unsecured bond issue. The bond matures in January 2019 and bears interest of 6.25% per annum. In conjunction with the issue and subsequently in the open market we bought 27.5% of the bond, which amounted to $165 million. During June 2014 we sold a portion of the bond owned by the Company for $25 million. As of September 30, 2014 we held 23.3% of the bond, which amounted to $140 million.

SEK1,500 million senior unsecured bond
In March 2014, we issued a SEK1,500 million senior unsecured bond issue. The bond matures in March 2019 and bears interest of STIBOR plus 3.25%. The bond was subsequently swapped to US$ with a fixed rate of 5.2% per annum until maturity.

Covenants on new unsecured bonds
In conjunction with the issuance of the above bonds, they are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. These indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.  In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.
For our SEK1,500 million senior unsecured bond, our main covenant is to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

Bond conversion
In July 2014, the Company launched a voluntary incentive payment offer to convert any and all of the $650 million principal amount of 3.375% convertible bonds due 2017. Holders of $649 million of principal amount of convertible bonds accepted the voluntary incentive offer and the Company then elected to exercise the "90% clean-up call" provision on the remaining $1 million outstanding.

Holders converted at the contractual conversion price of $27.69 and received an incentive payment of $12,102.95 per $100,000 principal amount of bond held.  As a result of the transaction, the number of common shares outstanding in the Company increased by 23.8 million shares, with an increase to equity of $893 million.

As a result of the conversion the Company recorded a charge of $79 million related to the incentive paid for the induced conversion and a loss on debt extinguishment of $16 million.  These amounts were recognized within other financial items in the Company's consolidated statement of operations.  $278 million of the total consideration transferred on conversion was allocated to the reacquisition of the embedded conversion option and recognized as a reduction of stockholders' equity.

The total cash outflow due to the incentive payments and accrued interest was $69 million.

Note 14 – Common shares

	September 30, 2014		December 31, 2013
All shares are common shares of $2.00 par value each	Shares	$ million	Shares	$ million
Authorized share capital	800,000,000	1,600	800,000,000	1,600

Issued and fully paid share capital	493,078,678	986	469,250,933	939
Treasury shares held by Company	(318,740)	(1)	(272,441)	(1)
Outstanding common shares in issue	492,759,938	985	468,978,492	938

As a result of the July bond conversion, the number of common shares outstanding in the Company increased by 23.8 million shares. Refer to Note 13 for additional information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Accumulated other comprehensive income

Accumulated other comprehensive income as of September 30, 2014 and December 31, 2013 was as follows:

(In US$ millions)	September 30, 2014	December 31, 2013

Unrealized gain on marketable securities	267	539
Unrealized gain on foreign exchange	44	73
Actuarial loss relating to pension	(57)	(35)
Share in unrealized gains from associated companies	1	—
Unrealized loss on interest rate swaps in VIEs	—	(49)
Accumulated other comprehensive income	255	528

With the exception of actuarial loss relating to pension, income taxes associated with each component of other comprehensive income is nil.  The income tax benefit on actuarial loss relating to pension is $21 million as of September 30, 2014 and $15 million as of December 31, 2013.

Note 16 – Risk management and financial instruments

The majority of gross earnings from the Company's drilling units are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt, and to the impact of changes in currency exchange rates on primarily NOK denominated debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally used to repay revolving credit facilities, which yield higher returns than are available on fixed or overnight deposits with banks. Amounts available on revolving credit facilities can be drawn down with short term notice, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting

At September 30, 2014 the Company had interest rate swap agreements with an outstanding principal of  $8,643 million (December 31, 2013: $9,776 million).  These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss/(gain) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at September 30, 2014 amounted to a gross liability of $182 million and a net liability of $82 million due to master netting agreements with our counterparties (December 31, 2013: a gross liability of  $244 million and net liability of $89 million). The fair value of the interest rate swaps are classified as other current liabilities in the balance sheet.

Cross currency interest rate swaps not qualified as hedge accounting

At September 30, 2014 the Company had outstanding cross currency interest rate swaps with a principal amount of $807 million (December 31, 2013: $786 million) with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.33% to 6.18%. These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " loss/(gain) on derivative financial instruments". The total fair value of cross currency interest swaps outstanding at September 30, 2014 amounted to a gross and net liability of $99 million (December 31, 2013:  gross and net liability of $46 million). The fair value of the cross currency interest swaps are classified as other current liabilities in the balance sheet.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate hedge accounting
A Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 17) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition the West Linus.  These interest rate swaps qualify for hedge accounting and any changes in its fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as of September 30, 2014.

Variable interest entity	Outstanding principal as at	Receive rate	Pay rates	Length of contracts
	September 30, 2014
	(In US$ millions)
SFL Linus Limited (West Linus)	230	1 - 3 month LIBOR	1.77 - 2.01%	Dec 2013 - Dec 2018

In the nine month period ended September 30, 2014, the VIE Ship Finance subsidiary recorded $1 million fair value loss (nine month period ended September 30, 2013: gains of $2 million) on interest rate swaps. For the period June 30, 2013 the fair value gains related to an interest rate swap with SFL Deepwater Limited (West Taurus) which had a contract that matured in August 2013 with a principal amount of $450 million.  These gains and losses were recorded by the VIE in "other comprehensive income" but due to their ownership by Ship Finance the gains and losses are allocated to "non-controlling interests" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three and nine month periods ended September 30, 2014  (three and nine month period ended September 30, 2013: nil).

Foreign exchange risk management

The Company and the majority of its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company's reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Foreign currency forwards not qualified as hedge accounting

The Company uses foreign currency forward contracts and other derivatives to manage exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under current receivables if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At September 30, 2014, the Company had forward contracts to sell approximately $320 million between October 2014 and April 2015 at exchange rates ranging from NOK6.16 to NOK6.49 per US dollar.  The total fair value of NOK currency forward contracts as at September 30, 2014 amounted to a liability of $7 million (December 31, 2013: liability of $3 million), and are classified as other current liabilities in the balance sheet.

During the quarter, the Company also entered into British Pounds Sterling (GBP) swap contracts to sell approximately GBP50 million ($84 million) between October 2014 and April 2015 at an average exchange rates ranging from GBP1.64 to GBP1.70 per US dollar. The total fair value of GBP currency swaps outstanding at September 30, 2014 amounted to a liability of $3 million (December 31, 2013: $1 million), and are classified as other current liabilities in the balance sheet.

Total Return Swap Agreements

As at September 30, 2014 the Company had TRS agreements for 4,000,000 Seadrill Limited shares at an average strike price of  NOK 233.38. The fair value of the TRS agreements at September 30, 2014 was an liability of $33 million (December 31, 2013: liability of $2 million). The fair values of the TRS agreements are classified as other current liabilities in the balance sheet as at September 30, 2014, and classified as current liabilities as at December 31, 2013.

Sevan share repurchase agreements
The Company has entered into agreements in which the Company sold its shares in Sevan Drilling to commercial banks and then entered into a share purchase agreement to repurchase the same amount of shares at a later date which is generally within three months from the date of entering into the sale agreement. As of September 30, 2014 the Company has agreements for 216,065,464 Sevan Drilling shares to be repurchased on November 6, 2014 at a strike price of NOK4.1381 and 81,828,500 Sevan Drilling shares to be repurchased on November 6, 2014 at a strike price of NOK4.1659. These share repurchase agreements have been accounted for as secured borrowings and therefore the Company has recognized the liabilities associated with these repurchases in other current liabilities in the amount of $192 million as of September 30, 2014. Shares were repurchased on November 6, 2014.
On November 7, 2014 the Company entered into agreements to repurchase 216,065,464 and 81,828,500 Sevan Drilling shares on February 6, 2015 at a strike price of NOK4.1701 and NOK4.1966 respectively.

Other derivative agreements

In September 2013, the Company entered into two derivative contract arrangements with a bank to finance a portion of its equity  investment in SapuraKencana in which the Company received $250 million upfront as prepayment for one of the agreements.  The agreements have a settlement date three years from the inception date and include an interest equivalent component which is based on the prepaid amount received and LIBOR plus 1.9% per annum. As part of these agreements, a number of shares in SapuraKencana were pledged as security, the value of which as of September 30, 2014 amounted to $582 million (December 31, 2013: $666 million), and is presented as a long term marketable security on the balance sheet.  The unrealized gains and losses resulting from measuring the fair value of these contracts at September 30, 2014 are a gross asset of $30 million, and a gross liability of $30 million which have been offset in the balance sheet and income statement as these agreements meet the criteria for offsetting. The $250 million received as a prepayment to Seadrill is included in other long-term liabilities.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The Company has financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014		December 31, 2013
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	638	638	744	744
Restricted cash	393	393	318	318
Current portion of long-term debt	1,689	1,689	1,566	1,566
Long-term portion of floating rate debt	8,285	8,285	8,793	8,793
Long term portion of fixed rate CIRR loans	114	114	150	150
Fixed interest convertible bonds	—	—	704	577
Fixed interest bonds	2,266	2,302	1,837	1,842
Floating interest bonds	671	721	541	538

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly, usually every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the long-term portion of the fixed rate CIRR loans is equal to the carrying value, as they are matched with equal balances of restricted cash. We have categorized this at level 2 on the fair value measurement hierarchy.

The convertible bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The fixed interest rate bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

The floating interest bonds are freely tradable and their fair value has been set equal to the price at which they were traded at on September 30, 2014 and December 31, 2013. We have categorized this at level 1 on the fair value measurement hierarchy.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	September 30, 2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,460	1,460	—	—
Interest rate swap contracts – short term receivable	21	—	21	—
Total assets	1,481	1,460	21	—

Liabilities:
Interest rate swap contracts – short term payable	103	—	103	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	99	—	99	—
Foreign exchange forwards – short term payable	9	—	9	—
Other derivative instruments – short term payable	33	—	33	—
Total liabilities	246	—	246	—

		Fair value measurements at reporting date using
	Total Fair value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	1,082	1,078	—	4
Interest rate swap contracts – short term receivable	5	—	5	—
Foreign exchange forwards – short term receivable	2	—	2	—
Other derivative instruments – short term receivable	2	—	2	—
Total assets	1,091	1,078	9	4

Liabilities:
Interest rate swap contracts – short term payable	94	—	94	—
Interest rate swap contracts – long term payable	2	—	2	—
Cross currency swap contracts – short term payable	46	—	46	—
Foreign exchange forwards – short term payable	3	—	3	—
Other derivative instruments – short term payable	2	—	2	—
Total liabilities	147	—	147	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of September 30, 2014.

The fair value of other derivative instruments is calculated using the closing prices of the underlying securities, dividends paid since inception and the interest charged by the counterparty.

Note 17 – Variable Interest Entities (VIEs)

As of September 30, 2014, the Company leased a drillship, two semi-submersible rigs, and a jack-up rig from VIEs under finance leases. Each of the units had been sold by the Company to single purpose subsidiaries of Ship Finance Ltd and simultaneously leased back by the Company on bareboat charter contracts for a term of 15 years. The Company has several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15 year lease period.

The following table gives a summary of the sale and leaseback arrangements, as of September 30, 2014:

Unit	Effective from	Sale value (In US$ millions)	First repurchase option (In US$ millions)	Month of first repurchase option	Last repurchase option * (In US$ millions)	Month of last repurchase Option *
West Polaris	Jul 2008	850	548	Sep 2012	178	Jun 2023
West Taurus	Nov 2008	850	418	Feb 2015	149	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	Aug 2023
West Linus	June 2013	600	370	June 2018	170	June 2028

* For the unit West Polaris, Ship Finance has a put option exercisable at the end of the lease terms by which the vessel may be sold to the Company for a fixed price of $75 million. For West Taurus and West Hercules repurchase options at the end of the lease terms have been agreed, at $149 million and $135 million, respectively. For West Linus the put option is $100 million.

The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated financial statements. The Company did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in the Company's balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts. At September 30, 2014 and at December 31, 2013 the units are reported under drilling units in the Company's balance sheet.

The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In US$ thousands)
Unit	2014	2015	2016	2017	2018
West Polaris	176.5	175.0	170.5	170.0	164.4
West Taurus	339.5	186.0	165.5	158.4	157.5
West Hercules	239.3	180.0	179.0	170.0	165.8
West Linus	222.0	222.0	222.6	222.0	222.0

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the accounts of the VIEs as at September 30, 2014 and as at December 31, 2013 are as follows:

	September 30, 2014				December 31, 2013
(In US$ millions)	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL West Polaris Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Polaris	West Taurus	West Hercules	West Linus	West Polaris	West Taurus	West Hercules	West Linus
Investment in finance lease	463	451	437	585	488	515	477	195
Amount due from related parties *	47	40	1	—	45	30	25	—
Other assets	4	13	10	20	5	13	10	—
Total assets	514	504	448	605	538	558	512	195
Short-term interest bearing debt	36	47	28	51	36	80	28	—
Long-term interest bearing debt	324	277	263	412	351	303	333	—
Other liabilities	2	5	2	2	2	6	2	2
Short-term debt due to related parties *	—	—	—	(10)	—	—	—	—
Long-term debt due to related parties *	145	145	145	125	145	145	145	195
Total liabilities	507	474	438	580	534	534	508	197
Equity	7	30	10	25	4	24	4	(2)

Book value of units in the Company's consolidated accounts	571	448	606	582	577	458	617	162
* In the VIEs separate financial statements the related party balances are presented on a net basis.

Note 18 – Related party transactions

Seadrill Partners

As of January 2, 2014, the date of deconsolidation, Seadrill Partners is considered to be a related party and not a controlled subsidiary of the Company.  The following is a summary of the related party agreements with Seadrill Partners:
Management and administrative service agreements – In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides the Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management's costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

Technical and administrative service agreement – In connection with the IPO, subsidiaries of Seadrill Partners entered into certain advisory, technical and/or administrative services agreements with subsidiaries of the Company. The services provided by the Company's subsidiaries are charged at cost plus service fee equal to approximately 5% of  costs and expenses incurred in connection with providing these services.

Income recognized under the above agreements (a) & (b) for the period ended September 30, 2014 were $45 million.

Rig Financing Agreements –  In September 2012 prior to the IPO of Seadrill Partners, each of Seadrill Partners controlled subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with the Company in the amount of approximately $523 million, $115 million, $305 million and $295 million respectively, corresponding to the aggregate principal amount outstanding under the external facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Company in the amount of approximately $101 million, $93 million, $486 million and $220 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to these arrangements collectively as "Rig Financing Agreements".  Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.  During the nine months ended September 30, 2014 subsidiaries of Seadrill Partners entered into a new term loan in which the proceeds were used to repay the amounts owed to the Company related to the drilling units West Capella, West Aquarius, West Sirius,West Leo and West Capricorn.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Total amounts owed under the Rig Financing Agreements as of September 30, 2014, relating to the West Vencedor, T-15 and T-16, totaled $247 million.  Certain subsidiaries of Seadrill Partners are guarantors under the external facilities in which these three rigs are pledged as security.  Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility.  The Company has provided an indemnification to Seadrill Partners for any payments or obligations related to these facilities for any losses incurred which do not relate to the West Vencedor, T-15 and T-16.

The Rig Financing Agreements related to the West Aquarius, West Capella, West Leo,West Sirius and West Capricorn were repaid during the nine months ended September 30, 2014 in conjunction with Seadrill Partners obtaining independent third party financing.  The total outstanding principal repaid was $1.5 billion.

Interest income for the period ending September 30, 2014 for these arrangements was $18 million.

Revolving credit facility – In October 2012 Seadrill Partners entered into a $300 million revolving credit facility with the Company. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.  In March 2014 the facility was reduced to a maximum of $100 million.  The outstanding balance of $125.9 million was repaid in full in March 2014.  The outstanding balance as at September 30, 2014  was nil.

$109.5 million Vendor financing loan - In May, 2013, Seadrill Partners borrowed from the Company $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016. The outstanding balance as at September 30, 2014  was $109.5 million.

$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, a subsidiary of Seadrill Partners issued a zero coupon discount note to the Company for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $238.5 million. In February 2014, Seadrill Partners repaid this note in full.

$70 million discount note - In December 2013, as part of the acquisition of the West Sirius, Seadrill Partners issued a zero coupon discount note to the Company for $70 million. The note was repayable in June 2015 and upon maturity, the Company was due to receive $73 million. In February 2014, Seadrill Partners repaid this note in full.

$100 million discount note - In March 2014, as part of the acquisition of the West Auriga, Seadrill Partners issued a zero coupon discount note to the Company for $100 million. The note is repayable in September 2015 and upon maturity, the Company will receive $103.7 million.  This note was repaid in full in June 2014.

Other revenues and expenses - Other revenues and expenses include operating revenues and costs earned and incurred for certain drilling units on behalf of subsidiaries of Seadrill Partners, insurance premiums and bareboat charter arrangements.  Other revenues and expenses earned and incurred for the period ending September 30, 2014 were $101 million and $87 million respectively. Derivatives and other interest expenses charged to Seadrill Partners totaled  $55 million for the period ending September 30, 2014.

Receivables and Payables – Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured, bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

Receivables (payables) with Seadrill Partners and its subsidiaries as of September 30, 2014 consisted of the following:

(In US$ millions)	September 30, 2014
Rig financing agreements	247
$109.5 million Vendor financing loan	109.5
Other receivables	255
Other payables	(84)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other Related parties

The Company transacts business with the following related parties, being companies in which our principal shareholder Hemen Holding Ltd ("Hemen") has a significant interest:

•	Ship Finance International Limited ("Ship Finance")

•	Metrogas Holdings Inc ("Metrogas")

•	Archer Limited ("Archer")

•	Frontline Management (Bermuda) Limited ("Frontline")

Ship Finance transactions
We have entered into a number of sale and leaseback contracts for several drilling units with Ship Finance, a company in which our principal shareholders, Hemen and companies associated with Hemen have a significant interest. The shares of Hemen are held by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are consolidated in our financial statements. Refer to Note 17  Variable Interest Entities (VIEs). The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements.

In the nine month periods ended September 30, 2014 and 2013, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

(In US$ millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
West Polaris	14	19	41	56
West Hercules	20	19	59	57
West Taurus	28	28	82	85
West Linus	21	—	37	—
Total	83	66	219	198

These lease costs are eliminated on consolidation.

Ship Finance provides certain management support and administrative services for the Company, and charged the Company fees of $2.2 million and $0.2 million for the nine months ended September 30, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Metrogas transactions

On December 10, 2013, the $1,121 million facility with Lloyds Bank TSB as agent was transferred to DNB Bank ASA as new agent and to Metrogas Holdings Inc, a related party, as new lender.   As Metrogas is a related party of the Company, the proportion of the facility related to Metrogas was reclassified as debt due to related parties on the balance sheet.

On August 26, 2014, the $1,121 million facility was repaid in full, and replaced by a new $1,350 million senior secured credit facility with a syndicate of banks and DNB Bank ASA as agent.  The Company recognized a $16 million gain on debt extinguishment within other financial items in the Company's consolidated statement of operations - see Note 13 – Debt.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Archer transactions

On February 8, 2013, in conjunction with the private placement of Archer, Seadrill provided a guarantee to Archer on its payment obligations on a certain financing arrangements. The maximum liability to Seadrill is limited to $100 million with a guarantee fee of 1.25%.

On July 31, 2013, we provided Archer with an additional guarantee of $100 million, which was provided as part of Archer's divestiture of a division, to support Archer's existing bank facilities. The guarantee fee is 1.25% per annum.

On December 31, 2013, we provided Archer Topaz Limited, a wholly owned subsidiary of Archer, with a guarantee of a maximum of  €56 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

On July 14, 2014, we provided Archer Norge AS, a wholly owned subsidiary of Archer, with a guarantee of a maximum of $20 million, to support Archer's credit facilities. The guarantee fee is 1.25% per annum.

These guarantee fees are included in other financial items in our consolidated statement of operations.

Archer provides certain management support and administrative services for the Company, and charged the Company fees of $0.2 million and four hundred thousand for the nine months ended September 30, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Frontline transactions

Frontline provides certain management support and administrative services for the Company, and charged the Company fees of $3.2 million and $3.5 million for the nine months ended September 30, 2014 and 2013 respectively.  These amounts are included in general and administrative expenses.

Note 19 – Commitments and contingencies

Purchase Commitments

At September 30, 2014, we had twenty contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rigs, eight drillships and, nine jack-up rigs. The units are scheduled to be delivered in  2014, 2015, and 2016. As of September 30, 2014 we have paid $3,556 million related to these rigs, including payments to the construction yards and other payments, and are committed to make further payments amounting to $5,487 million. These amounts include contract variation orders, spares, accrued interest expense, construction supervision and operation preparation.

The maturity schedule for the remaining payments is as follows:

(In US$ millions)	As of September 30, 2014
2014	28
2015	4,793
2016	666
Total	5,487

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of September 30, 2014.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Assets held for sale

During the nine months period ended September 30, 2014, a subsidiary of the Company entered into a joint venture agreement to form SeaMex Ltd with an investment fund controlled by Fintech Advisory Inc. (Fintech),  for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex and to pursue other opportunities in Mexico and other Latin American countries.  The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs will be included in the joint venture.  The joint venture will become effective upon meeting certain closing conditions.  On the completion of the transaction, the Company will no longer control the entities that own and operate these drilling units,  and as such the Company will deconsolidate these entities and subsequently recognize its investment in the joint venture.  Accordingly, the assets and liabilities held within the Company's consolidated balance sheet that are related to the disposal group have been reclassified as held for sale and depreciation has ceased for these related assets.  We have not presented this disposal group as discontinued operations in our statement of operations as we will continue to hold significant influence over SeaMex Ltd.

Assets and liabilities held in the Company's consolidated balance sheet included as held for sale are shown below:

(In US$ millions)	As at September 30, 2014
ASSETS
Current assets
Cash and cash equivalents	34
Accounts receivables, net	46
Deferred tax assets	9
Other current assets	16
Total current assets	105

Non-current assets
Newbuildings	258
Drilling units	740
Goodwill	41
Other non-current assets	40
Total non-current assets	1,079
Total assets	1,184

LIABILITIES
Current liabilities
Trade accounts payable	(4)
Other current liabilities	(53)
Total current liabilities	(57)

Non-current liabilities
Other non-current liabilities	(49)
Total non-current liabilities	(49)
Total liabilities	(106)

Note 21 – Subsequent Events

On November 4, 2014, the Company sold all of its ownership interests in the entities that own and operate the drillship West Vela to Seadrill Capricorn Holdings LLC, Seadrill Partners' 51% owned subsidiary ("Capricorn Holdings").  The purchase price was $900 million, less $433 million of debt outstanding under the existing facility financing the West Vela.

Under the terms of the West Vela contract the customer is paying a daily rate of $565,000 plus approximately $44,000 per day as a mobilization fee paid over the term of the contract.  In addition to the purchase price Capricorn Holdings will pay the Company $40,000 per day of day rate revenue actually received as well as the $44,000 per day mobilization fee. These payments to the Company will cease at the end of the current contract.  The purchase price will also be adjusted based on the net working capital balance within the entities disposed of as at the date of sale.  The Company is still in the process of finalizing its accounting for the transaction.